

April 7, 2011

Daniel J. Keating, III
Chief Executive Officer and Director
Tutor Perini Corporation
15901 Olden Street
Sylmar, California 91342

> **Re: Tutor Perini Corporation**
> **Registration Statement on Form S-4**
> **Filed March 29, 2011**
> **File No. 333-173133**

Dear Mr. Keating:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General
Supplemental Letter

1. We note that you are registering the notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2. Please note that you will need to file counsel's legal opinion before you can request the acceleration of the effective date of your registration statement. Please allow sufficient time for staff review of the opinion and note that we may have comments on the opinion.

Cautionary Disclosure Regarding Forward – Looking Statements, page iii

Forward-Looking Statements

3. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A (b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Incorporation of certain information by reference, page 74

4. We note that you incorporation your 2010 Form 10-K by reference, but that you have not yet filed your proxy material from which Part III information in the Form 10-K is incorporated by reference. Please note that you may not request acceleration of the registration statement until you file your proxy materials or an amendment to your Form 10-K to include this Part III information. Please see paragraph 123.01 of the Securities Act Forms C&DIs, available on our website.

Item 22 Undertakings, page II-13

5. Please revise your undertakings to include the undertaking required by Item 512(b) of Regulation S-K, as it appears to apply to your transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Errol Sanderson at (202) 551- 3746 or me at (202) 551-3765 if you have any questions.

Sincerely,

Pamela A. Long
Assistant Director